May 29, 2007

Michael Fay
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Securities and Exchange Commission (“SEC”) Comment Letter dated May 22, 2007 regarding Diamond Jo, LLC, Peninsula Gaming, LLC and Peninsula Gaming Corp. Form 10-K for the year ended December 31, 2006
File No. 333-117800

Dear Mr. Fay:

The following is in response to the comments and requests for information in your letter dated May 22, 2007 related to our 2006 Form 10-K.

1.              Please disclose in terms of cash the reason for the material change in cash from operating activities.  Since you use the indirect method in presenting cash flows from operating activities on the statement of cash flows, reciting changes in line items reported therein is not sufficient.  Refer to Section IV.B.1 of FR-72 for guidance.

Response: As discussed in Item 7, Management’s Discussion and Analysis, Liquidity and Capital Resources, cash flows from operating activities increased by $20.3 million in 2006 compared to 2005 primarily due to an increase in cash flows from operations at DJW of $21.7 million due to the opening of the casino in April 2006.  This increase at DJW is reflected in the consolidating financial information found in Note 16 to the financial statements.

In future filings, the Company will discuss in more detail the material changes in the underlying drivers of cash flows from operations.

2.              Please revise to clarify, if true, that the chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective “to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure,” and “to give reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.”  Refer to the complete definition of “disclosure controls and procedures” in Exchange Act Rules 13a-15(e) and 15d-15(e).  If either of these assertions is not true, please tell us and disclose the reason(s) why.

Response:  Item 9A, Controls and Procedures states “The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act) as of

December 31, 2006….”  By including the parenthetical “(as defined in Exchange Act)”, we are incorporating by reference all disclosure controls and procedures required by the Exchange Act including those related to ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and to give reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

In future filings, in response to the SEC’s comment, the Company will incorporate the following disclosure in Item 9A, Controls and Procedures:

“We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a-l 5(e)) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s disclosure control objectives.”

3.              Please amend the 2006 Form 10-K and subsequent Form 10-Q in their entirety to include “Exhibit 32 — Section 1350 Certifications” pursuant to Item 601(B)(32) of Regulation S-K.  Ensure inclusion of this certification in future filings as well.  Please note that filings so amended must also include a new “Rule 13-A-14(A)/15D-14(A) Certifications” required by Item 601(B)(31) of Regulation S-K.

Response:  We note the Staff’s comment that the Company excluded Exhibit 32 — Section 1350 Certifications from its 2006 Form 10-K and subsequent Form 10-Q.  We respectfully submit that the Company is not subject to the requirement to file the certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (the “1350 Certifications”) because the Company is not an “issuer” within the meaning of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”).

Rule 13a-14(b) requires that “each periodic report containing financial statements filed by an issuer pursuant to Section 13(a) of the Exchange Act of 1934, as amended (the “Act”) must be accompanied by” the 1350 Certifications.  Rule 15d-14(b) requires that “each periodic report containing financial statements filed by an issuer pursuant to Section 15(d) of the Act must be accompanied by” the 1350 Certifications.

The Company was required to file periodic reports pursuant to Section 15(d) of the Act as a result of an exchange offer of its $233,000,000 aggregate principal amount of 8¾% notes (the “Notes”) pursuant to a registration statement which became effective in fiscal year 2004.  The Company ceased to be subject to the filing requirements of Section 15(d) at the commencement of fiscal year 2005 as the notes to which the registration statement related were held of record by less than 300 persons.  Similarly, the Company is not subject to the filing requirements of Section 13(a) as the Notes are not registered under Section 12 of the Exchange Act.  Rather, the Company continues to file periodic reports with the Commission pursuant to its contractual obligation to do so under the indenture governing the Notes.  Because the Company (i) has no securities registered under Section 12 of the Act, (ii) is not required to file reports under Section 15(d) under the Act and (iii) has not filed a registration statement that has not yet become effective under the Securities Act of 1933, as amended, and that it has not withdrawn, the Company is not an “issuer” as defined in Section 2(a)(7) of the Sarbanes Oxley Act and is therefore not subject to the requirement to file the 1350 Certifications.

In future filings, the Company will check the appropriate box on the cover of Form 10-K and Form 10-Q to indicate that it is not required to file reports pursuant to Section 13 or Section 15(d) of the Act..

4.              Please tell us and disclose (i) the terms and conditions, including settlement provisions, of the contingent put option associated with the 11% notes of DJW, (ii) the fair value of the put at December 31, 2006, (iii) how the fair value of the put was determined, and (iv) the amount of the discount associated with the 11% notes.

Response:  The Company feels that we have adequately disclosed the terms and conditions, including settlement provisions, of the contingent put options associated with the DJW Notes within Note 4, fourth paragraph under the sub-heading “DJW Notes” which states “In addition, the DJW First Supplemental Indenture requires DJW to offer to buy back a portion of the DJW Notes on a semi-annual basis, beginning March 31, 2007, with 50% of Excess Cash Flow (as defined therein) at a premium of 7.5%. Such provision was determined to be an embedded derivative and was fair valued and separated from the DJW Notes at date of issuance since it was not clearly and closely related.”

As of December 31, 2006, the fair value of the put option was approximately $0.5 million and was determined to be not material to require separate disclosure in the financial statements of the fair value of the put option, how such fair value was determined, and the amount of the discount ($0.5 million) associated with the DJW Notes.  The fair value of the put option was determined to be the present value of the estimated premium payments at 7.5% from the date the excess cash flow provision was effective through maturity of the DJW Notes.  The estimated premium payments were calculated using estimated future cash flows developed by the Company to estimate the portion of the DJW Notes that would be subject to the contingent put option and, based on yields of comparable financial instruments at December 31, 2006 and the remaining date to maturity of the DJW Notes, whether the contingent put option would be elected by the noteholder.

In future filings, the Company will disclose (i) the fair value of the put option separate from the fair value of the DJW Notes, (ii) a general description of how the fair value was determined and (iii) the amount of the discount associated with the DJW Notes.

5.              Please disclose the amount of contingent rent incurred in each period, pursuant to paragraphs 16.a.iv and c of FAS 13.  Also, explain to us and in your disclosure the difference in rent expenses for 2006 and the minimum rental payment for 2007.

Response:  The difference between rent expense for 2006 and the minimum rental payments for 2007 is primarily related to contingent rent expense.  Such contingent rents in 2006 were primarily related to (i) rents related to the lease of slot machines whose rent is based on slot usage of $4.1 million and (ii) rents associated with the pari-mutuel processing equipment of $0.3 million (as discussed separately within Note 6).

In future filings, the Company will separately disclose, for all periods presented, the amount of minimum rents and contingent rents pursuant to paragraphs 16.a.iv and c of FAS 13 as shown in the table below:

	2006	2005	2004
	(in thousands)
Minimum rental payments	$791	$563	$492
Contingent rental payments	4,084	2,492	3,014
TOTAL	$4,875	$3,055	$3,506

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In connection with our response to your comments, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filing;

•                  Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at 563-690-2120.

Sincerely,

Natalie Schramm